Condensed Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
For the three and nine months ended September 30, 2025

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in thousands of Canadian dollars, except share amounts)

As at	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents (note 4)	$12,352	$15,942
Other receivables	54	68
Prepaid expenses	1,645	1,885
Warrant derivative (note 6)	—	980
Total current assets	14,051	18,875
Property and equipment	336	411
Right-of-use assets (note 5)	670	901
Total assets	$15,057	$20,187
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (note 4)	$7,178	$4,792
Other liabilities (note 4)	170	1,618
Lease liabilities (note 5)	278	277
Warrant derivative (note 6)	29	—
Total current liabilities	7,655	6,687
Contract liability	6,730	6,730
Lease liabilities (note 5)	557	787
Total liabilities	14,942	14,204
Commitments (note 10)
Shareholders' equity
Share capital (note 7) Authorized: unlimited Issued: September 30, 2025 – 103,635,734 December 31, 2024 – 80,020,131	458,630	438,193
Contributed surplus (note 8)	45,661	44,542
Accumulated other comprehensive income	789	961
Accumulated deficit	(504,965)	(477,713)
Total shareholders' equity	115	5,983
Total liabilities and shareholders' equity	$15,057	$20,187
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands of Canadian dollars, except share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Expenses
Research and development (note 14)	$7,515	$6,794	$14,407	$17,095
General and administrative (note 14)	6,325	3,105	12,138	9,450
Loss before the following	(13,840)	(9,899)	(26,545)	(26,545)
Change in fair value of warrant derivative (note 6)	(1,052)	229	(1,008)	1,333
Foreign exchange gain (loss)	140	(122)	(193)	579
Interest income, net	100	261	327	1,047
Loss before income taxes	(14,652)	(9,531)	(27,419)	(23,586)
Income tax recovery (expense)	252	(12)	167	(107)
Net loss	(14,400)	(9,543)	(27,252)	(23,693)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	69	(69)	(172)	109
Comprehensive loss	$(14,331)	$(9,612)	$(27,424)	$(23,584)

Basic and diluted loss per common share (note 9)	$(0.14)	$(0.12)	$(0.30)	$(0.31)
Weighted average number of shares (basic and diluted) (note 9)	101,315,089	77,016,848	92,376,486	76,120,580
    See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2023	$430,906	$42,116	$544	$(446,003)	$27,563
Net loss and other comprehensive income	—	—	109	(23,693)	(23,584)
Issued pursuant to incentive Share Award Plan (notes 7, 8)	3	(3)	—	—	—
Issued pursuant to "At the Market" Agreement (note 7)	4,062	—	—	—	4,062
Issued pursuant to warrant derivative exercised (note 6)	71	—	—	—	71
Share issue costs (note 7)	(582)	—	—	—	(582)
Share-based compensation expense (note 8)	—	1,527	—	—	1,527
As at September 30, 2024	$434,460	$43,640	$653	$(469,696)	$9,057

As at December 31, 2024	$438,193	$44,542	$961	$(477,713)	$5,983
Net loss and other comprehensive loss	—	—	(172)	(27,252)	(27,424)
Issued pursuant to incentive Share Award Plan (notes 7, 8)	2,003	(2,003)	—	—	—
Issued pursuant to "At the Market" Agreement (note 7)	13,147	—	—	—	13,147
Issued pursuant to share purchase agreement (note 7)	3,841	—	—	—	3,841
Issued pursuant to consulting service agreements (notes 7, 8)	2,727	—	—	—	2,727
Share issue costs (note 7)	(1,281)	—	—	—	(1,281)
Share-based compensation expense (note 8)	—	3,122	—	—	3,122
As at September 30, 2025	$458,630	$45,661	$789	$(504,965)	$115
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of Canadian dollars)

	Nine Months Ended September 30,
	2025	2024
Operating Activities
Net loss for the period	$(27,252)	$(23,693)
Depreciation - property and equipment (note 14)	75	92
Depreciation - right-of-use-assets (note 14)	209	234
Share-based compensation expense (notes 8, 15)	5,849	1,527
Interest expense on lease liabilities	107	99
Unrealized foreign exchange gain	(134)	(544)
Change in fair value of warrant derivative (note 6)	1,008	(1,333)
Net change in non-cash working capital (note 13)	1,518	4,498
Cash used in operating activities	(18,620)	(19,120)
Investing Activities
Acquisition of property and equipment	(7)	(233)
Cash used in investing activities	(7)	(233)
Financing Activities
Proceeds from exercise of warrant derivative (note 6)	—	65
Proceeds from "At the Market" equity distribution agreement, net (note 7)	12,625	3,480
Proceeds from share purchase agreement, net (note 7)	3,082	—
Payment of lease liabilities	(306)	(248)
Cash provided by financing activities	15,401	3,297
Decrease in cash and cash equivalents	(3,226)	(16,056)
Cash and cash equivalents, beginning of period	15,942	34,912
Impact of foreign exchange on cash and cash equivalents	(364)	742
Cash and cash equivalents, end of period	$12,352	$19,598
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 1: Nature of Operations and Going Concern
Oncolytics Biotech Inc. was incorporated on April 2, 1998, under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Market (the "Nasdaq"). Our principal place of business is located at 804, 322 11th Avenue S.W., Calgary, Alberta, Canada.
We are a clinical-stage biopharmaceutical company developing pelareorep, a well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments. Our primary focus is to position pelareorep as a platform immunotherapy for the treatment of gastrointestinal (GI) tumors and advance our GI program to registration-enabled clinical studies. We are exploring opportunities for registrational programs and investigator-sponsored trials in metastatic pancreatic cancer, second-line or later anal cancer, and metastatic colorectal cancer.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development efforts. As at September 30, 2025, we had an accumulated deficit of $504,965. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. To date, we have funded our operations mainly through issuing additional capital via public offerings, equity distribution arrangements, and the exercise of warrants and stock options.
Going concern
Management assesses our ability to continue as a going concern when preparing our condensed interim consolidated financial statements. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. As at September 30, 2025, we had cash and cash equivalents of $12,352. We estimate we can currently fund our operations into March 2026. Factors that will affect our anticipated cash needs for the next twelve months include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.
Our ability to continue as a going concern is dependent upon raising additional financing through equity or strategic collaborations and transactions. We plan on raising additional funds through the sale of our common shares or other capital resources, such as strategic collaborations and debt, to fund our ongoing operations. However, given the difficulty for micro-cap market capitalization companies to raise significant capital, there can be no assurance that additional liquidity will be available under acceptable terms or at all. Furthermore, if we are unable to obtain additional financing when required, there can be no assurance that we will be able to sufficiently reduce or eliminate our planned expenditures to extend our operating runway. These material uncertainties raise substantial doubt on our ability to continue as a going concern and meet our obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.
These condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to a going concern. However, the use of the going concern assumption on which these condensed interim consolidated financial statements are prepared may not be appropriate based on the factors described above.
These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 2: Basis of Presentation

Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with IFRS and in compliance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
Our condensed interim consolidated financial statements for the three and nine months ended September 30, 2025, were authorized for issue in accordance with a resolution of the Board of Directors on November 12, 2025.
Basis of presentation
These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements for the year ended December 31, 2024.
Our condensed interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries, Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (U.S.) Inc., and are presented in Canadian dollars, our functional currency.
Use of estimates
The preparation of our condensed interim consolidated financial statements in conformity with IFRS requires us to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts, and disclosures in our condensed interim consolidated financial statements and accompanying notes. Management makes estimates based on our best knowledge of current events and actions that the Company may undertake in the future. We consider the potential impact of certain external factors outside of our control, including global political conflicts, supply chain disruptions, inflation, fluctuating interest rates, and liquidity, when making certain estimates and judgments relating to the preparation of these condensed interim consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Actual results could differ from these estimates, and such differences could be material.

Note 3: Material Accounting Policies
The accounting policies applied in these condensed interim consolidated financial statements are the same as those applied in our audited consolidated financial statements for the year ended December 31, 2024.
Accounting standards and interpretations issued but not yet effective
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Narrow scope amendments have been made to IAS 7 Statement of Cash Flows and some requirements previously included within IAS 1 have been moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which has also been renamed IAS 8 Basis of Preparation of Financial Statements. IAS 34 Interim Financial Reporting has also been amended to require disclosure of management-defined performance measures. IFRS 18 and the amendments to the other standards are effective for annual periods beginning on or after January 1, 2027, with early

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

application permitted. IFRS 18 applies retrospectively to both annual and interim financial statements. We do not expect this amendment to materially impact our consolidated financial statements.
Note 4: Balance Sheet Details
Cash equivalents
Cash equivalents consist of interest-bearing deposits with our bank totaling $9,804 as at September 30, 2025 (December 31, 2024 – $12,312).
Other liabilities
In 2023, we were selected by the Pancreatic Cancer Action Network (PanCAN) as the recipient of its Therapeutic Accelerator Award to conduct a clinical trial with pelareorep in combination with modified FOLFIRINOX chemotherapy with or without an immune checkpoint inhibitor in pancreatic cancer patients. Under the terms of the award agreement, we are entitled to receive up to US$5 million in funding for eligible research expenses, and we must comply with the conditions set out with the award agreement, including providing periodic performance progress reports. As at September 30, 2025, we recorded US$122 ($170) (December 31, 2024 – US$1,125 ($1,618)) in other liabilities representing unapplied funding received from PanCAN.
Accounts payable and accrued liabilities

	September 30, 2025	December 31, 2024
Trade payables	$4,201	$1,087
Accrued liabilities	2,977	3,705
	$7,178	$4,792

Note 5: Leases
We have office space leases with initial lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate, as rates implicit in the leases were not readily determinable. The weighted average rate applied was 15%.
Our total undiscounted lease liabilities as at September 30, 2025, were as follows:

September 30, 2025
Less than one year	$383
One to five years	683
More than five years	—
Total undiscounted lease liabilities	$1,066

Note 6: Warrant Derivative
Our common share purchase warrants ("warrants") with a U.S. dollar exercise price, which differs from our functional currency, are treated as a derivative measured at fair value, and revalued each period end at fair value through profit and loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Changes in the value of our warrant derivative were as follows:

	Number of Warrants	Fair Value of Warrant Derivative
As at December 31, 2023	7,731,085	$200
Exercised	(52,456)	(6)
Expired	(11,579)	(1)
Amortization of discount on warrants issued	—	365
Change in fair value	—	(1,605)
Foreign exchange impact	—	67
As at December 31, 2024	7,667,050	$(980)
Amortization of discount on warrants issued	—	273
Change in fair value	—	735
Foreign exchange impact	—	1
As at September 30, 2025	7,667,050	$29
The following table summarizes our outstanding warrant derivative as at September 30, 2025:

Exercise price	Issuance date	Expiry date	Number of Warrants Outstanding
US$2.81	August 8, 2023	August 8, 2028	6,667,000
US$2.81	September 7, 2023	August 8, 2028	1,000,050
			7,667,050
On August 8, 2023, pursuant to an underwritten public offering, we issued 6,667,000 units for gross proceeds of $20,185 (US$15,001) at a price of US$2.25 per unit. On September 7, 2023, pursuant to the over-allotment option exercised by the underwriter, we issued an additional 1,000,050 units for gross proceeds of $3,077 (US$2,250) at a price of US$2.25 per unit. Each unit consisted of one common share and one common share purchase warrant ("warrant"), which were immediately separable and issued separately in this offering. Each warrant entitles the holder to purchase one common share at an exercise price of US$2.81 up to 60 months from the date of issuance. Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, which resulted in $17,724 recorded in share capital and an initial warrant derivative liability of $7,360. The difference between the fair value of the warrants and their allocated proceeds was a discount of $1,822, which is amortized on a straight-line basis over the five-year expected life of the warrants and recorded under change in fair value of warrant derivative on our consolidated statement of loss and comprehensive loss.
We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on the U.S. Department of Treasury benchmark treasury yield rates with an approximate equivalent remaining term in effect at the time of valuation, and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

The estimated fair value of the warrant derivative was determined using the following assumptions:

	September 30, 2025	December 31, 2024
Underlying share price	US$1.40	US$0.92
Risk-free interest rate	3.6%	2.9%
Expected life	2.9 years	3.6 years
Expected volatility	36.5%	36.5%
Expected dividend yield	Nil	Nil
Fair value per warrant	US$0.10	US$0.03

Note 7: Share Capital
Authorized
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2023	74,423,960	$430,906
Issued pursuant to incentive Share Award Plan (note 8)	133,572	297
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)	5,410,143	7,670
Issued pursuant to warrant derivative exercised	52,456	71
Share issue costs	—	(751)
As at December 31, 2024	80,020,131	$438,193
Issued pursuant to incentive Share Award Plan (note 8)	1,660,384	2,003
Issued pursuant to "At the Market" (ATM) equity distribution agreement(b)	12,441,368	13,147
Issued pursuant to share purchase agreement(c)	7,562,152	3,841
Issued pursuant to consulting service agreements(d)	1,951,699	2,727
Share issue costs	—	(1,281)
As at September 30, 2025	103,635,734	$458,630
(a)On June 17, 2022, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$65,000 over a 25-month period through the facilities of the Nasdaq in the United States. This sales agreement was terminated on July 17, 2024. During the nine months ended September 30, 2024, we sold 2,560,933 common shares for gross proceeds of $4,016 (US$2,964) at an average price of $1.57 (US$1.16). We received proceeds of $3,895 (US$2,875) after commissions of $121 (US$89). In total, we incurred share issue costs (including commissions) of $207.
(b)On August 2, 2024, we entered into an ATM equity distribution agreement with Cantor Fitzgerald & Co. (Cantor). The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$50,000 over a 25-month period through the facilities of the Nasdaq in the United States. This sales agreement was terminated on August 22, 2025, following our voluntary delisting from the Toronto Stock Exchange (TSX). During the nine months ended September 30, 2025, we sold 12,441,368 (September 30, 2024 - 35,600) common shares for gross proceeds of $13,147 (US$9,392) (September 30, 2024 - $46 (US$34)) at an average price of $1.06 (US$0.75) (September 30, 2024 - $1.29 (US$0.96)). We received proceeds of $12,753 (US$9,110) (September 30, 2024 - $45 (US$33) after commissions of $394 (US$282) (September 30, 2024 - $1 (US$1)). In total, we incurred share issue costs (including commissions) of $522 (September 30, 2024 - $375).

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

(c)On April 10, 2025, we entered into a share purchase agreement with Alumni Capital LP (Alumni), an institutional investor. Under the terms of the agreement, we had the right to sell, and Alumni had the obligation to purchase up to US$20 million worth of common shares over a 15-month period based on the market price at the time of each sale to Alumni. The agreement limited Alumni's beneficial ownership to 4.99% of our common shares outstanding immediately prior to each sale, which can be increased to 9.99% upon mutual agreement. The agreement also limited our sale of common shares to 19.99% of our total outstanding common shares as at the date that the share purchase agreement was entered into, unless and until we have obtained shareholder approval under applicable Nasdaq rules. Subject to the terms of the agreement, we had sole discretion over the timing and amount of all common share sales. We issued an initial commitment fee of 816,326 common shares at the execution of the agreement. An additional 816,326 common shares would be issued on a pro rata basis upon the delivery of purchase notices as an additional commitment fee. This share purchase agreement was terminated on August 22, 2025, following our voluntary delisting from the TSX.
During the nine months ended September 30, 2025, we sold 6,650,000 common shares for gross proceeds of $3,233 (US$2,348) at an average price of $0.49 (US$0.35). We also issued 816,326 initial commitment and 95,826 additional commitment shares fair valued at $608 (US$435). In total, we incurred share issue costs (including the initial commitment and additional commitment fees) of $759.
(d)During the nine months ended September 30, 2025, we issued 1,951,699 shares to consultants as partial or total consideration for services received (see note 8).
Note 8: Share-Based Compensation
Our share-based compensation expense was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Pursuant to Equity Incentive Plans, Inducement Stock Options, and Inducement Share Awards	$1,391	$445	$3,122	$1,527
Pursuant to consulting service agreements	2,727	—	2,727	—
	$4,118	$445	$5,849	$1,527

Research and development	$1,425	$282	$2,536	$932
General and administrative	2,693	163	3,313	595
	$4,118	$445	$5,849	$1,527
Stock options and share unit awards
Our amended and restated Stock Option Plan and Share Award Plan (collectively, the "Equity Incentive Plans") were approved by our shareholders at the annual general meeting of shareholders on May 9, 2023. Pursuant to our Equity Incentive Plans, we may grant stock options, restricted share unit awards ("RSA"), and performance share unit awards ("PSA"). The number of common shares reserved for issuance under our Equity Incentive Plans in aggregate shall not exceed 14% of the total number of issued and outstanding common shares from time to time. As at September 30, 2025, there were 2,591,448 common shares available for grant under the Equity Incentive Plans.
In June 2025, we granted inducement equity awards to our new Chief Executive Officer ("New CEO") and Chief Business Officer ("CBO"). These awards included stock options and performance-based stock options ("Inducement Stock Options") and performance restricted share unit awards ("Inducement Share Awards"). The grants were made as a material inducement to employment in accordance with Nasdaq Listing Rule 5635(c)(4), and therefore did not require shareholder approval.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

(a)Our stock option activity related to the Equity Incentive Plan and Inducement Stock Options for the nine months ended September 30 was as follows:

	2025		2024
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	6,876,345	2.14	7,063,333	2.72
Granted	10,458,896	1.03	310,000	1.57
Forfeited	(286,733)	1.84	(175,534)	2.46
Expired	(150,263)	2.82	(65,263)	5.93
Outstanding, end of the period	16,898,245	1.45	7,132,536	2.65
Exercisable, end of the period	5,063,549	2.35	5,597,822	2.83
The following table summarizes information about the stock options outstanding and exercisable at September 30, 2025:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.57 - $1.12	5,500,000	4.7	0.62	—	—
$1.13 - $1.50	6,679,796	4.5	1.40	785,658	1.13
$1.51 - $2.20	2,099,517	2.3	1.90	1,671,459	1.91
$2.21 - $3.11	1,465,489	2.0	2.60	1,452,989	2.59
$3.12 - $5.42	1,153,443	0.4	3.50	1,153,443	3.50
	16,898,245	3.8	1.45	5,063,549	2.35

Our option grants vest either immediately or annually over periods ranging from one to three years, except for our performance-based option grant, which vests upon achieving certain financing objectives during the service period.

We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on observed interest rates appropriate for the expected term of the grants. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

The estimated fair value of the stock options granted during the nine months ended September 30 was determined using the following weighted average assumptions:

	2025	2024
Risk-free interest rate	3.3%	4.1%
Expected life	4.7 years	3.0 years
Expected volatility	76.7%	64.8%
Expected dividend yield	Nil	Nil
Weighted average fair value of options	$0.63	$0.72

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

(b)Our share unit award activity related to the Equity Incentive Plan and Inducement Share Awards for the nine months ended September 30 was as follows:

	2025	2024
Outstanding, beginning of the period	1,118,510	398,440
Granted(1)	3,633,899	—
Released	(1,660,384)	(1,140)
Outstanding, end of the period	3,092,025	397,300
(1)The weighted average fair value of the RSAs granted was $0.76 in 2025.
During the nine months ended September 30, 2025, we granted RSAs to our independent members of the Board of Directors, our Interim Chief Executive Officer ("Interim CEO), our Former Chief Executive Officer ("Former CEO"), and a consultant for services provided.
The RSAs granted to our independent Board of Directors were in lieu of their cash compensation for the first half of 2025. These RSAs and those granted to the Former CEO vested immediately upon grant. RSAs granted to our Interim CEO were subject to immediate vesting or cliff vesting in two years, depending on the terms of the individual award.
The Inducement Share Awards granted to our New CEO and CBO will vest upon our entry into a definitive agreement involving either (i) the acquisition of our company or (ii) the exclusive license of pelareorep. Upon such triggering event, our New CEO will be entitled to receive a number of common shares equal to 2% of our then-outstanding common shares, and our CBO will be entitled to receive 500,000 common shares.
Consultant service shares
During the nine months ended September 30, 2025, we issued 1,951,699 shares to consultants as partial or total consideration for services received. We measured and recognized the fair value of the services received in the nine months ended September 30, 2025, based on either the market price of the services pursuant to the consulting agreement or the price of the Company's common shares over the service period (the weighted average fair value of the shares issued was US$1.19).
Compensation warrants
In consideration of the services rendered by the underwriter as part of a public offering in 2023, we issued 536,693 compensation warrants. Each compensation warrant is exercisable into one common share at an exercise price of US$2.25 up to 60 months from the date of issuance. At issuance date, we used the Black-Scholes valuation model to estimate the fair value of the services rendered. As at September 30, 2025, and September 30, 2024, there were 536,693 compensation warrants outstanding.

Note 9: Loss Per Common Share

Loss per common share is calculated by dividing net loss for the period and the weighted average number of common shares outstanding for the three and nine months ended September 30, 2025, of 101,315,089 and 92,376,486, respectively (September 30, 2024 - 77,016,848 and 76,120,580, respectively). The effect of any potential exercise of our stock options, share unit awards, and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Commitments

We are committed to payments of approximately $3,200 for activities mainly related to our clinical trial and manufacturing programs, which are expected to occur over the next two years. We are able to cancel most of these agreements with notice.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 11: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities, including our clinical trial program, product manufacturing, administrative costs, and intellectual property expansion and protection. See note 1 for the discussion on our ability to continue as a going concern. We include shareholders' equity and cash and cash equivalents in the definition of capital.

	September 30, 2025	December 31, 2024
Cash and cash equivalents	$12,352	$15,942
Shareholders' equity	$115	$5,983

We have no debt other than accounts payable and accrued liabilities and lease liabilities. We also have commitments relating to completing our research and development of pelareorep.
In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the associated costs. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.
Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that are converted to common shares upon exercise. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.
On August 22, 2025, we filed a Form F-3 (the "Form F-3") with the U.S. Securities and Exchange Commission providing for the offer and sale of up to US$150 million of common shares, subscription receipts, warrants, or units (the "Securities") in the United States. The Form F-3 went effective on August 29, 2025 and will be available to us until December 31, 2025. Under the Form F-3, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries, or directly to purchasers, or through any combination of these methods. The offer and sale of Securities may be performed from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in any accompanying prospectus supplement.
We are not subject to externally imposed capital requirements, and there have been no changes in how we define or manage our capital in 2025.

Note 12: Financial Instruments

Fair value of financial instruments

As at September 30, 2025, and December 31, 2024, the carrying amount of our cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and other liabilities approximated their fair value due to their short-term maturity. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and, therefore, do not trade on an active market. As at September 30, 2025, the fair value of our warrant derivative was $29 (December 31, 2024 - presented as an asset of $980) (see note 6).
Financial risk management
Credit risk
Credit risk is the risk of a financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. As at September 30, 2025, we were exposed to credit risk on our cash and cash equivalents in the event of non-performance by

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.
We mitigate our exposure to credit risk connected to our cash and cash equivalents by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign-domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts. Our foreign-domiciled bank accounts are used solely for the purpose of settling accounts payable and accrued liabilities or payroll.
Interest rate risk
Interest rate risk is the risk that a financial instrument's fair value or future cash flows will fluctuate because of changes in market interest rates. We hold our cash and cash equivalents in bank accounts or high-interest investment accounts with variable interest rates. We mitigate interest rate risk through our investment policy that only allows the investment of excess cash resources in investment-grade vehicles while matching maturities with our operational requirements.
Fluctuations in market interest rates do not significantly impact our results of operations due to the short-term maturity of the investments held.
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. For the nine months ended September 30, 2025, we were primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar and Euro, as a portion of our financial assets and liabilities were denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our comprehensive loss in 2025 by approximately $89 (September 30, 2024 - decreased $29). The impact of a $0.01 increase in the value of the Euro against the Canadian dollar would have increased our comprehensive loss in 2025 by approximately $36 (September 30, 2024 - $25).
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies by purchasing foreign currencies or receiving foreign currencies from financing activities to settle our foreign accounts payable.
Significant balances denominated in U.S. dollars were as follows:

	September 30, 2025	December 31, 2024
Cash and cash equivalents	$8,059	$9,534
Accounts payable and accrued liabilities	(3,717)	(1,722)
	$4,342	$7,812
Significant balances denominated in Euros were as follows:

	September 30, 2025	December 31, 2024
Accounts payable and accrued liabilities	€(972)	€(1,114)
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. See note 1 for the discussion on our ability to continue as a going concern. We manage liquidity risk by managing our capital structure as outlined in note 11. Accounts payable and accrued liabilities are all due within the current operating period. Other liabilities associated with funding received from PanCAN (see note 4) are expected to be applied within the current operating period. See note 5 for a maturity analysis of our lease liabilities.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 13: Additional Cash Flow Disclosures

Change in non-cash working capital

	Nine Months Ended September 30,
	2025	2024
Change in:
Other receivables	$14	$(89)
Prepaid expenses	240	1,127
Accounts payable and accrued liabilities	2,386	3,350
Other liabilities	(1,448)	157
Non-cash impact of foreign exchange	326	(47)
Change in non-cash working capital related to operating activities	$1,518	$4,498

Other cash flow disclosures

	Nine Months Ended September 30,
	2025	2024
Cash interest received	$434	$1,146
Cash taxes paid	$93	$160

Note 14: Components of Expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Research and development expenses
Clinical trial expenses	$877	$1,466	$1,981	$4,432
Manufacturing and related process development expenses	4,096	3,585	5,266	7,425
Intellectual property expenses	331	101	599	299
Personnel-related expenses	2,172	1,579	6,439	4,788
Other expenses	39	63	122	151
	$7,515	$6,794	$14,407	$17,095
General and administrative expenses
Public company-related expenses	$4,926	$1,803	$7,996	$5,557
Personnel-related expenses	1,184	1,081	3,489	3,198
Office expenses	122	116	369	369
Depreciation - property and equipment	24	36	75	92
Depreciation - right-of-use assets	69	69	209	234
	$6,325	$3,105	$12,138	$9,450
Our research and development personnel-related expenses included employee compensation and benefits of $1,411 and $4,231 for the three and nine months ended September 30, 2025, respectively (September 30, 2024 - $1,210 and $3,734, respectively).
Our general and administrative personnel-related expenses included employee compensation and benefits of $645 and $2,292 for the three and nine months ended September 30, 2025, respectively (September 30, 2024 - $680 and $1,802, respectively).

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2025
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 15: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel comprise the Board of Directors, Executive Officers, President, and Vice Presidents.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Compensation and short-term benefits	$1,269	$1,132	$3,060	$3,045
Termination benefits	—	—	1,476	—
Share-based compensation expense	962	370	1,755	1,304
	$2,231	$1,502	$6,291	$4,349
Termination benefits included both cash and share-based compensation.

Note 16: Subsequent Events
On October 17, 2025, we entered into an ATM sales agreement with BTIG, LLC. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$50,000 through the facilities of the Nasdaq in the United States.